CARRIER GLOBAL CORPORATION

13995 Pasteur Boulevard

Palm Beach Gardens, Florida 33418

May 5, 2023

VIA EDGAR

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re: Notice of Disclosure filed in the Quarterly Report on Form 10-Q under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), notice is hereby provided that Carrier Global Corporation has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, which was filed with the Securities and Exchange Commission on April 26, 2023.

Sincerely,

CARRIER GLOBAL CORPORATION

Dated: May 5, 2023	By:	/s/ Kyle Crockett
Kyle Crockett
Vice President, Controller